*AB
3/25

[redacted]

14049647

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing RECEIVED MAR 18 2014 Wash. DC

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
|---|
| 8-67750 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Lebenthal & Co., LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 Fifth Avenue, 15th Floor
(No. and Street)

| New York | NY | 10175 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum (212) 897-1694
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fulvio & Associates, L.L.P.
(Name - if individual, state last, first, middle name)

| 5 West 37th Street | New York | NY | 10018 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

PUBLIC

3/27/14

## AFFIRMATION

I, Fredric Obsbaum, affirm that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition pertaining to Lebenthal & Co., LLC and Subsidiary at December 31, 2013, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Fredric Obsbaum

Signature

CFO and Financial and Operations Principal

Title

Subscribed and sworn
to before me

Adina Davydov

March 13, 2014

ADINA DAVYDOV
NOTARY PUBLIC-STATE OF NEW YORK
No. 01DA6212094
Qualified in Queens County
My Commission Expires October 05, 2014

# Lebenthal & Co., LLC and Subsidiary
**Consolidated Statement of Financial Condition**
**December 31, 2013**

PUBLIC

## Lebenthal & Co., LLC and Subsidiary
### TABLE OF CONTENTS

**This report ** contains (check all applicable boxes):**



** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Lebenthal & Co., LLC and Subsidiary**
**Index**
**December 31, 2013**

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

*Certified Public Accountants*

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

# INDEPENDENT AUDITOR'S REPORT

To the Members of
Lebenthal & Co., LLC:

We have audited the accompanying consolidated statement of financial condition of Lebenthal & Co., LLC and Subsidiary (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statement.

***Management's Responsibility for the Consolidated Financial Statement***

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

***Auditor's Responsibility***

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this consolidated financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Lebenthal & Co., LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

New York, New York
March 13, 2014

## Lebenthal & Co., LLC and Subsidiary

### Consolidated Statement of Financial Condition
### December 31, 2013

ASSETS

| | |
|---|---|
| Cash | $ 4,135,689 |
| Due from broker | 423,861 |
| Securities owned, at fair value | 345,000 |
| Due from related parties | 50,829 |
| Accounts receivable | 956,651 |
| Prepaid assets | 105,895 |
| Other asset | 1,350 |
| TOTAL ASSETS | $ 6,019,275 |

LIABILITIES & MEMBERS' EQUITY

| | |
|---|---|
| Liabilities: | |
| Accrued expenses and other liabilities | $ 190,495 |
| Bank overdraft | 64,179 |
| TOTAL LIABILITIES | 254,674 |
| Members' equity | 5,764,601 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ 6,019,275 |

The accompanying notes are an integral part of this consolidated financial statement.

### 1. Organization and Business

Lebenthal & Co., LLC (the "Company"), is a limited liability company and was formed under the laws of the state of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority. The Company was a wholly owned subsidiary of Lebenthal Holdings, LLC (the "Parent") until December 31, 2013, at which time there was a reorganization of the ownership of the Company whereby a member of the Parent became a 51% direct owner of the Company and the Parent retained a 49% interest in the Company.

The Company acts as an introducing broker and is exempt from SEC Rule 15c3-3 under paragraph k(2)(ii).

### 2. Summary of Significant Accounting Policies

**Basis of Presentation**
These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All material intercompany balances and transactions are eliminated in consolidation. These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

**Revenue**
The Company records transactions in securities and commission revenue and expense on a trade date basis.

**Cash**
All cash deposits are held by two financial institutions and therefore are subject to the credit risk at those financial institutions. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

**Investment Valuation**
The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investments in securities listed on a national exchange are valued at the last reported sales price on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by management in accordance with US GAAP. The resulting unrealized gains and losses are reflected in the statement of operations. Realized gains and losses from securities transactions are determined on the basis of identified cost.

**Income Taxes**

The Company was a single member limited liability company, and was treated as a disregarded entity during 2013 for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

**3. Securities owned, at fair value**

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2013:

| | **Level 3** |
|---|---|
| Assets | |
| Securities owned, at fair value | |
| Non marketable securities | $345,000 |
| Total | $345,000 |

There were no transfers between levels of the fair value hierarchy for assets measured at fair value for the period.

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2013:

| | Beginning Balance | Purchases | Ending Balance |
|---|---|---|---|
| Assets | | | |
| Investments in non marketable securities, at fair value | $ 135,000 | $ 210,000 | $ 345,000 |

4. **Transactions with related parties**

The Company maintains an administrative services agreement with its Parent whereby the Parent is to provide accounting, administrative, office space, human resources and other services. The aggregate amount of these contributed services during 2013 was $1,213,200. On December 31, 2013, as part of the reorganization (Note 1), $8,373,622 of accounts receivables was converted to a capital withdrawal.

On December 31, 2013, the Parent contributed $4,000,000 of capital to the Company. This contribution carries an interest rate of 9% per annum.

As of December 31, 2013, the Company had a receivable of $50,829 from another related party, and a payable of $3,604 to another related party.

5. **Concentrations**

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker dealer, clearing organization and/or other counterparty with which it conducts business.

6. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital as defined. The Company has elected to use the alternative method of computing its net capital. At December 31, 2013, the Company had net capital of $4,214,912 which was $3,964,912 in excess of its required capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

## 7. Recent Regulatory Developments

In July 2013, the SEC adopted amendments to its broker-dealer reports rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.

## 8. Contingencies

The Company has guaranteed two U.S. Small Business Administration loans made to the Parent. The loans, in the aggregate amount to $4,000,000, are due in 2020 and carry interest at a rate (currently 6%) equal to the prime lending rate plus 2.75%. The loans are current with an aggregate balance outstanding of approximately $2,722,000 at December 31, 2013.

## 9. Subsequent Events

The Company has evaluated subsequent events and transactions that may have occurred since December 31, 2013 through the date the financial statements were available for issuance and has determined there were no subsequent events during the period which impacted the financial statements.